MAIL STOP 3561

									February 8, 2006

Mr. John Power
President
Golden West Brewing Company, Inc.
945 West 2nd Street
Chico, CA  95928

Re:	Golden West Brewing Company, Inc.
Registration Statement on Form SB-2
File No. 333-121351
      Amendment No. 5 Filed January 26, 2006

Dear Mr. Power,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include your IRS Employer Identification Number on the registration statement cover page as required by Form SB-2.

2. We note the statement in risk factor seven that any of your employees, officers, directors or consultants are entitled to rely upon resale provisions of Rule 701. We note that the disclosure in part II of the registration statement indicates these individuals purchased pursuant to Section 4(2) rather than Rule 701. Please explain the basis for the statements in the risk factor in light of the reliance upon Section 4(2) rather than Rule 701. We may have further comment.

3. Reconcile the number of shares outstanding in the dilution section with the disclosure in the summary section.

4. Please revise the increase in net tangible book value and the dilution to investors. The current numbers are incorrect. Also, please reconcile the net tangible book value deficit before the offering in the first paragraph with the number included in the table.

5. We note the $0 cash balance at December 31, 2005. Please discuss the reason(s) for this lack of cash and how the company plans to meet its liquidity needs.

6. Reconcile the amount of cash paid in the purchase of Butte
Creek
as listed in this section (currently $350,000) with the disclosure in exhibit 10.14, which indicates that an aggregate of $365,683.65 was paid.

7. Disclose the material terms of the agreement with the New
Zealand
Farmer`s cooperative. For example, is the contract for a specific time period at specific terms or is it a specific amount of hops? If it is a specific amount, disclose how long this amount of hops should last the company.

8. Name the two distributors that accounted for 24.2% of sales for the nine months ended September 30, 2005.

9. We note the disclosure that on December 30, 2005 John Power and Power Curve Inc. converted advances into secured long-term debt.
Please file the agreements as exhibits.

10. Please file the complete escrow agreement, including the amount to be paid to the escrow agent. Clearly disclose in the plan of distribution section.

11. Please name each investor in the December 2005 transaction.
State their relationship to the company. Provide an integration analysis. We may have further comment.

Financial Statements - Golden West Brewing Company, Inc., page F-1

12. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Item 310(g) of Regulation S-B. Note that audited financial statements for the year ended December 31, 2005 will be required in any amendment filed after February 14, 2006.

Note 9 - Agreements, page F-17

13. Please revise to include the information required by paragraph
58
of SFAS 141, including a description of the factors that contributed to a purchase price resulting in the recognition of goodwill and a clear disclosure of the period for which the operations of Butte Creek are included in the income statement of the combined entity.

Financial Statements - Butte Creek Brewing Company, LLC, page F-20

14. Please revise to provide the financial statements of Butte Creek for the interim period ending before the acquisition, including a balance sheet as of June 30, 2005, and statements of operations and cash flows for the six months ending June 30. Refer to Item 310(c)
of Regulation S-B.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.



						Sincerely,



						John Reynolds
	Assistant Director



cc:	Clifford L. Neuman
      Fax:  (303) 449-1045

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John Power
Golden West Brewing Company, Inc.
February 8, 2006
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